                               MADGE NETWORKS N.V.
                           TRANSPOLIS SCHIPHOL AIRPORT
                                POLARIS AVENUE 23
                       2132 JH HOOFDDORP, THE NETHERLANDS

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                     TO BE HELD JUNE 28, 2001 AT 12:30 P.M.

To the Shareholders of MADGE NETWORKS N.V.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of MADGE NETWORKS N.V. ("Madge" or the "Company") will be held at the offices of the Company's Dutch counsel, Houthoff Buruma, Parnassusweg 126, 1070 AM Amsterdam, The Netherlands, on June 28, 2001 at 12:30 p.m., local time, for the following purposes:

1. To elect one managing director to hold office until the 2002 Annual General Meeting and until his successor is duly elected and qualified;

2. To extend the period to prepare the Annual Accounts for the year ended December 31, 2000;

3. To approve the appointment of Ernst & Young as the Company's Netherlands and worldwide auditors for the year ending December 31, 2001; and

4.   To discuss the affairs of the Company.

Only holders of record of common shares of the Company at the close of business on May 29, 2001 will receive notice of the meeting. In accordance with Dutch Law, the Management Board has determined that only holders of record of common shares at the close of business (New York time) on June 21, 2001 will be entitled to vote at the meeting.

The accompanying Proxy Statement solicits proxies with respect to the matters identified in Items 1 through 3 above for use at the Annual General Meeting or at any adjournment thereof. Holders of common shares are encouraged to attend the meeting and vote on all matters requiring a vote.

By Order of the Management Board,



Christopher Bradley
Chief Financial Officer

June 1, 2001


WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS, PLEASE SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ACCOMPANYING ENVELOPE.

                               MADGE NETWORKS N.V.
                           TRANSPOLIS SCHIPHOL AIRPORT
                                POLARIS AVENUE 23
                       2132 JH HOOFDDORP, THE NETHERLANDS

                                 PROXY STATEMENT

                 INFORMATION CONCERNING SOLICITATION AND VOTING

The accompanying proxy is solicited on behalf of the Management Board of MADGE NETWORKS N.V. ("Madge" or the "Company"), a Netherlands corporation, for use at the Annual General Meeting of Shareholders of Madge (the "Annual General Meeting") to be held at the offices of the Company's Dutch counsel, Houthoff Buruma, Parnassusweg 126, 1070 AM Amsterdam, The Netherlands, on June 28, 2001 at 12:30 p.m., local time, and any adjournment thereof, for the limited purpose of voting with respect to (1) the election of one managing director; (2) the extension of the period to file the annual accounts for the year ended December 31, 2000; (3) the approval of the appointment of Ernst & Young as the Company's Netherlands and world-wide auditors for fiscal year 2001. An additional item on the agenda that does not require a vote will be a discussion of the affairs of the Company.

Only holders of record of common shares at the close of business on May 29, 2001 will receive notice of the meeting. In accordance with Dutch Law, the Management Board has determined that only holders of record of common shares at the close of business (New York time) on June 21, 2001 (the "Record Date") will be entitled to vote at the meeting. Holders of common shares as of the Record Date are entitled to vote at the Annual General Meeting and are entitled to one vote for each common share held. Holders of common shares as of the Record Date are encouraged to attend the Annual General Meeting and to cast their votes on all matters requiring a vote. In the event of an adjournment of the Annual General Meeting the Management Board will set a new record date for the adjourned meeting as of a date not earlier than one week before the date of such meeting. The vote required to approve any of the matters to be voted upon at the Annual General Meeting (or any adjournment thereof) is a majority of the votes cast. At the close of business on March 31, 2001, Madge had outstanding 54,167,811 common shares.

Any holder of common shares giving a proxy in the form accompanying this Proxy Statement has the power to revoke the proxy prior to its use. A proxy can be revoked (i) by an instrument of revocation which is delivered prior to the Annual General Meeting (or any adjournment thereof) to the Management Board of Madge at the address set forth at the beginning of this Proxy Statement; (ii) by a duly executed proxy bearing a later date or time than the date or time of the proxy being revoked if such proxy is delivered to the Management Board of Madge before the Annual General Meeting (or any adjournment thereof) at the address set forth at the beginning of this Proxy Statement; or (iii) at the Annual General Meeting and any adjournment thereof, if the shareholder is present and elects to vote in person. Mere attendance at the Annual General Meeting or any adjournment thereof will not serve to revoke a proxy. A person who is not a shareholder of the Company as of the Record Date, or as of the record date for any adjournment of the Annual General Meeting, as the case may be, will be ineligible to vote at the meeting or to submit or revoke a proxy for the meeting and any proxies previously granted by such person will be invalid and no longer of any force or effect.

This Proxy Statement and the accompanying proxy card are being mailed to Madge shareholders as of May 29, 2001. The managing director, supervisory directors, officers and other employees of Madge may solicit proxies with respect to proposals included in Items 1 through 3 of the Notice of Annual General Meeting, which are discussed in this Proxy Statement, by personal interview, telephone, telegraph, e-mail or facsimile without special compensation. Any costs of solicitation will be borne by Madge.

Unless otherwise instructed all proxies returned to the Company will be voted FOR the election of Robert Madge as managing director (Item 1) and FOR proposals 2 and 3.

The Company is under no obligation to provide this Proxy Statement or other materials to persons who become shareholders after May 29, 2001 and prior to the Record Date.

Certain of the statements included in this Proxy Statement or in any document incorporated herein by reference that express the Company's "anticipation," "belief," "commitment," "expectation," "intention," "goals," "plans" or similar terms, and statements regarding, among other things, the Company and its products and services, its ability to secure a purchaser for Madge.web and the extent that the obligations that will crystallize upon the sale of Madge.web can be mitigated, the adequacy of its financial resources, as well as other statements that are not historical fact, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties that could cause actual results to differ materially.

                     ITEM 1 -- ELECTION OF MANAGING DIRECTOR

GENERAL

The Company's Board consists of both a Supervisory Board composed of supervisory directors and a Management Board, presently composed of one managing director. Under the laws of The Netherlands, supervisory directors are required to be independent directors and managing directors are required to be corporate executives. The Supervisory Board has the primary responsibility for supervising the general course of corporate affairs as conducted by the Management Board and recommending for adoption by the shareholders the annual financial statements of the Company. The Management Board is responsible for the day-to-day operations of the Company. References in this Proxy Statement to the "Board" refer to the combined Supervisory and Management Boards.

The Company's Articles of Association provide for one or more managing directors and one or more supervisory directors, but do not provide for a maximum number of directors. The Company presently has one managing director and two supervisory directors, Michael Fischer and Alex Vieux. Michael Fischer and Alex Vieux were appointed by the shareholders and they will hold office until the expiration of such member's term of office (which in the case of Michael Fischer is June 2002 and in the case of Alex Vieux is June 2003) or until the member's resignation, death or removal, with or without cause, by the shareholders.

The Company's Supervisory Board has a rotation plan that effectively divides the Supervisory Board into classes with staggered three-year terms. As a result, only one supervisory director stands for election at two out of every three Annual General Meetings of shareholders, with the other supervisory directors continuing for the remainder of their respective terms. While the Board has been searching diligently for an additional supervisory director to be elected either by the shareholders or the Supervisory Board, an appropriate candidate has not yet been identified. Under the Articles as the Supervisory Board can appoint one third of its members, the Supervisory Board effectively could appoint another member as an additional member to serve until the next Annual General Meeting following their appointment. However, shareholders cannot vote at all with respect to the election of supervisory directors appointed by the Supervisory Board, and any such supervisory director will only serve until the next annual general meeting of shareholders.

The Company's Management Board has agreed to stand for election at this Annual General Meeting of Shareholders.

ITEM 1.  NOMINEE FOR MANAGEMENT BOARD

The following information is furnished with respect to the person proposed by the Supervisory Board for election as the sole member of the Company's Management Board.

THE SUPERVISORY BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE NOMINEE IDENTIFIED BELOW. THE ACCOMPANYING PROXY WILL BE VOTED FOR THE ELECTION OF THE FOLLOWING NOMINEE UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Robert H. Madge has served as the Chairman of the Board, Managing Director, Chief Executive Officer and President of Madge since 1993. He also served as the Chief Executive of Madge's wholly owned subsidiary Madge.web N.V. (together with the predecessor division of Madge, "Madge.web") since its incorporation in November 1999 until April 27, 2001. Mr. Madge has played a leading role in the development of the networking-based technology industry in Europe. In 1986 he founded our predecessor Madge Networks Limited. Previously, Mr. Madge was Technical Director of Intelligent Software, a developer of computer programs and products, and General Manager of Enterprise Computers, a British manufacturer of personal computers. Mr. Madge has served as a member of our Management Board since 1993.

INCUMBENT MEMBERS OF THE SUPERVISORY BOARD

The following information is furnished with respect to the incumbent members of the Supervisory Board whose term extends beyond the 2001 Annual General Meeting.

Michael D. Fisher served as a director of Madge Networks Limited from 1988 until June 1993, and has served as a supervisory director since June 1993. In 1999 he was re-elected to the Supervisory Board for a term ending with the Annual General Meeting to be held in 2002. Mr. Fischer is a director of RM plc, a U.K. personal computer company that he co-founded in 1973, and is also the chairman of Alamy.com Limited, a U.K. company that has a Global Image Exchange for people trading web images.

Alex S. Vieux has served as a supervisory director since the 2000 Annual General Meeting of Shareholders and his term is due to expire with the Annual General Meeting to be held in 2003. Mr. Vieux is the founder and chairman of DASAR Brothers, Inc., a leading source for IT industry information and interaction in the global market. Mr. Vieux is experienced in all aspects of the IT sector, having built two successful software companies. He has also taught Economics at the Universite de Paris-La Sorbonne, worked as a consultant for Accenture (formerly Andersen Consulting) and was the U.S. business correspondent for the French daily newspaper Le Monde. He is a director of Check Point Software and a number of private and public companies. In addition, Mr. Vieux serves as senior advisor to the French Minister of Industry, Finance and Economics, and is the chairman of Infotech, the French IT commission.

MEETINGS AND COMMITTEES OF THE BOARD

The Board met seven times during 2000. Each incumbent director attended more than 75% of the meetings of the full Board and 75% of the meetings of all committees of the Board on which he served. The Board has two standing committees, the Compensation Committee and the Audit Committee. The members of the Compensation Committee since the last Annual General Meeting are Michael D. Fischer and Alex Vieux. The Compensation Committee, which met twice during 2000, administers the Company's stock option plan and employee stock purchase plan and provides recommendations concerning salaries and incentive compensation for employees of and consultants to the Company. The members of the Audit Committee since the last Annual General Meeting are Robert H. Madge, Michael D. Fischer and Alex Vieux. The Audit Committee met twice during 2000. The Audit Committee reviews the results and scope of the audit and other services provided by the

Company's independent auditors. In December 1999, Nasdaq revised its rules to require that foreign private issuers such as Madge adopt a formal written Audit Committee Charter by June 14, 2000 and to require that by June 14, 2001, the Audit Committee to be comprised of at least three directors all of whom, except under certain restricted circumstances, shall be independent. The Supervisory Board has adopted an Audit Committee Charter, a copy of which is attached as Exhibit A to this Proxy Statement, which sets out the Audit Committee's responsibilities. As noted above, the Supervisory Board consists of only two independent directors as there is no additional independent director available to serve on the Audit Committee. Robert Madge has resigned from the Audit Committee in accordance with the Nasdaq rules requirement. We are currently in discussion with Nasdaq with respect to extending the time necessary to appoint such an independent director or otherwise obtain an exemption or waiver of this requirement.

Madge has no standing nominating committee.

COMPENSATION OF DIRECTORS

During the year ended December 31, 2000, Managing Director Robert H. Madge received cash compensation for serving as Chairman of the Board, Managing Director, Chief Executive Officer and President of the Company. Each managing director and supervisory director receives an annual fee of $25,000 and is paid $1,000 per meeting of the Board attended in person and $500 per meeting of the Board attended by conference telephone. The Company reimburses its managing director and the supervisory directors for any expenses incurred in attending meetings of the Board.

                                   MANAGEMENT

The following table sets forth the names and positions of our present executive officers and continuing supervisory directors, and such persons' ages as of March 31, 2001:


NAME                            AGE         POSITION
-----                          -----        ----------

Robert H. Madge                 48          Chairman of the Board, Managing Director,
                                            Chief Executive Officer and President of Madge;
                                            Chief Executive Officer of Madge.web(1)

Christopher Bradley             40          Chief Financial Officer of Madge, Chief Financial
                                            Officer of Madge.web.(2)

Michael D. Wilson               43          Senior Vice President of Madge(3);
                                            Chief  Executive Officer of Red-M

Michael D. Fischer              50          Supervisory Director

Alex S. Vieux                   43          Supervisory Director


(1) Mr. Madge ceased to be Chief Executive Officer of Madge.web with effect from April 27, 2001.

(2) Mr. Bradley ceased to be Chief Financial Officer of Madge.web with effect from April 27, 2001.

(3) Mr. Wilson ceased to be Senior Vice President of Madge Networks with effect from April 12, 2001.

See page 3 for biographical information regarding Mr. Madge.

Christopher Bradley joined Madge in September 1996 as Finance Director, becoming Vice President, Finance in November 1998, Chief Financial Officer in March 1999 and Chief Financial Officer of Madge.web in April 2000 (resigning April 27,
2001). Prior to joining Madge, Mr. Bradley served seven years at Nortel as Finance Director in the United Kingdom, North America and Asia. Prior to that time, Mr. Bradley held financial management positions with COMAG, a subsidiary of Hearst Corporation, Digital Equipment and 3M.

Michael D. Wilson was appointed Chief Executive Officer of Madge.connect in August 1999 and then became Chief Executive Officer of Red-M instead in May 2000. Prior to that time Mr. Wilson served as Senior Vice President, Enterprise Networks Division (comprised primarily of the former Token Ring Solutions and Video Networking Divisions) from March 1999, Senior Vice President Token Ring Solutions Division from November 1998 and as Vice President and General Manager of such division from July 1997. Mr. Wilson previously served as Vice President, Manufacturing and Logistics from January 1994. With effect from April 12, 2001, Mr. Wilson is no longer Senior Vice President of Madge Networks. Prior to joining Madge in 1994, Mr. Wilson served as Engineering Software and Service Business Manager for Manufacturing Systems Portfolio Ltd., a subsidiary of International Computers Limited, from May 1993 to January 1994.

See page 4 for biographical information regarding Mr. Fischer and Mr. Vieux.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common shares as of March 31, 2001 of all of the executive officers and continuing supervisory directors.


                                                        Amounts and Nature of                   Percent
                                                       Beneficial Ownership(1)                  of Class
                                                      --------------------------               ----------
Robert H. Madge (2)                                          29,323,013                           53.40%
     Madge Networks N.V.
     Schiphol Airport
     Polaris Avenue 23
     2132 JH Hoofddorp
     The Netherlands

Christopher Bradley (3)                                          68,310                            *
Michael D. Wilson (4)                                           246,220                            *
Michael D. Fischer (5)                                          107,212                            *
Alex S. Vieux (6)                                                    --                           --

Executive Officers and Supervisory Directors
     as a group (5 Persons)                                  29,774,775                           53.87%

----------------
* Less than one percent.

(1) The stock ownership information has been furnished to us by the named persons. Except as described below, each person has sole voting power and investment power with respect to the common shares listed in the table. Percentages in the table are based on 54,167,811 common shares outstanding as of March 31, 2001, plus such number of common shares as the indicated person or group has the right to purchase pursuant to outstanding options exercisable within 60 days after such date.

(2) Includes (i) 80,750 shares owned by a registered U.K. charitable trust, the income and assets of which may only be used for charitable purposes, established by Mr. Madge who serves as a trustee, and (ii) 28,494,763 shares owned directly or indirectly by trusts established by Mr. Madge for the direct or indirect benefit of, among others, members of Mr. Madge's immediate family and for which trusts Mr. Madge does not act as a trustee. Mr. Madge disclaims beneficial ownership of all such shares and
       (iii) 747,500 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2001. Of the 28,494,763 listed in (ii) above this includes 9,916,763 shares that have been issued to Volendam Investeringen N.V. ("Volendam") (see "Certain Relationships" section below for more details) and 17,378,000 shares that have been pledged to JP Morgan H&Q pursuant to a margin loan agreement by Hartland Holdings Ltd., the registered holder thereof, in respect of an $8 million loan. Under that agreement, as revised, it is an event of default allowing foreclosure on the shares if the closing price per common share on the Nasdaq is less than $1.00 per share, as it has been recently. The Company has been advised by Hartland Holdings that JP Morgan H&Q has not indicated that it intends to foreclose on the shares. However, under applicable federal securities laws, JP Morgan H&Q could currently be deemed a beneficial holder of those 17,378,000 shares either separately or together with Hartland Holdings. If JP Morgan H&Q were to foreclose on all of the pledged shares for that or any other event of default, the number and percentage ownership of shares would be 11,945,013 and 21.8%, respectively, for Mr. Madge, and 17, 378, 000 and 32.1%, respectively, for JP Morgan H&Q. Volendam also owns 933,870 Class B Preferred shares in Madge.web N.V.

(3) Includes 64,791 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2001.

(4) Includes 218,750 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2001.

(5) Includes 13,334 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2001.

(6) Alex Vieux was granted 25,000 stock options upon his appointment in June 2000, which will start to vest in June 2001.


RED-M AND MADGE.WEB N.V. SHARE OPTIONS

In May 2000, Mr. Wilson was granted options to purchase 600,000 shares of Red-M (Communications) Limited at $1.00 per share. In April 2000, Mr. Madge and Mr. Bradley were granted options to purchase 300,000 and 80,000 shares, respectively, in Madge.web N.V. at $10.00 per share.


                              CERTAIN RELATIONSHIPS

On July 26, 2000 Madge entered into two agreements with Volendam Investeringen N.V., a private investment company sponsored by our Chairman and Chief Executive Officer, Robert Madge ("Volendam"). Under one agreement Volendam invested $30 million in the common shares of Madge Networks N.V. at a price of $3.1875 per share (the open market closing price on July 26, 2000) in three tranches between July 28, 2000 and September 27, 2000. The net proceeds Madge received from this transaction were $29.7 million. Under the second agreement Volendam agreed to invest a further $30 million in the equity of Madge.web N.V. The latter was exercisable through November and December 2000 at Madge's option and the option was exercised by Madge on December 21, 2000. Volendam was deemed to have acquired 933,870 Class B Preferred Shares in Madge.web N.V. on December 31, 2000 although, due to a delay in amending the articles of Madge.web N.V. to reflect the new share structure, the shares were not actually issued until January 26, 2001. On September 26, 2000 Volendam agreed to loan Madge.web up to $30 million (the "Loan Agreement"). When the Madge.web N.V. Class B Preferred Shares were issued to Volendam on January 26, 2001, Volendam effectively waived the repayment of the principal amount of the loan Madge had drawn down as at December 31, 2000 ($28.0 million) and paid Madge the final $2.0 million due. Volendam were entitled to offset these sums under the Loan Agreement. Madge.web agreed to pay Volendam interest on the loan monies while they were outstanding at one and a half percent over LIBOR. Interest totalling $624,000 remains due to Volendam.

In any liquidation of Madge.web N.V., Volendam, as a holder of Preferred Class B shares, would receive the liquidation preference of the shares prior to any payment to Madge in its capacity as the common shareholder. However, it is unlikely that any equity holder will receive payment on account of its equity interest in Madge.web. Madge would receive payments on any intercompany debts owed to it by Madge.web N.V. before any payments are made in respect of the liquidation preference of any of the Preferred Class B shares.

Madge has entered into indemnification agreements with each of its executive officers and directors. In general these agreements require Madge to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is, or was, a director or an executive officer of Madge or any of its affiliated enterprises. In the opinion of the Securities and Exchange Commission, indemnification against violations of the Securities Act of 1933, as amended, is against public policy.

Madge has also entered into an agreement with Mr. Bradley that provides for payments, benefits and vesting of options for periods of time ranging from six months to a year following the termination of his employment in certain circumstances. Mr. Wilson had a similar agreement with Madge that has been terminated as he is now employed by Red-M. Mr. Madge has no employment agreement with the Company or any of its subsidiaries.

Madge believes that all related party transactions described above were on terms no less favorable than would be obtained from unrelated third parties. Any future transactions between Madge and its officers, directors and affiliates will be on terms no less favorable to Madge than can be obtained from unaffiliated third parties, and any material transactions with such persons will be approved by a majority of its disinterested directors.

              ITEMS 2 AND 3 - CERTAIN OTHER MATTERS TO BE VOTED ON
                         AT THE ANNUAL GENERAL MEETING

The Company has been advised by its Netherlands counsel, Houthoff Buruma, that it is either required by Netherlands law or appropriate by custom in the current circumstances to present the matters identified in Items 2 and 3 in the Notice of Annual General Meeting. Set forth below is a brief description of these matters. Holders of common shares are encouraged to vote on all matters.

ITEM 2. EXTENSION OF PERIOD TO PREPARE ANNUAL ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2000. Under Dutch law, the Management Board must prepare the Annual Accounts of the Company within five months after the close of the financial year, in order for the shareholders to vote on the adoption of the Annual Accounts at the Annual General Meeting. Regrettably, the Management Board is not currently in a position to finalize the Annual Accounts because of the uncertainty at this time about certain assumptions and estimates relating to its subsidiary Madge.web that are needed to finalize the financial statements.

The Company has determined to cease funding the operations of its Madge.web business and to seek a sale of the business as a going concern. In order to enhance the likelihood that it can sell the Madge.web business as a going concern, on April 27, 2001, Madge.web Ltd., a United Kingdom company, entered into Administration in accordance with English law and, on May 15, 2001, Madge SE Asia Pte Ltd., the Singapore Madge.web subsidiary, similarly entered into Interim Judicial Management under the laws of Singapore. These processes are broadly similar to that of Chapter 11 reorganization under U.S. law. To date, the Company has funded approximately $6.5 million of costs relating to these processes.

Under generally accepted accounting principles, the Madge.web business must now be accounted for as discontinued operations and the Company is in the process of re-stating its 2000 financial results and balance sheet, as well as its 1998 and 1999 statements of operations. The Company is diligently seeking a purchaser for Madge.web, as a whole or in parts, but at this time no sale has been agreed and the overall outline of the terms and conditions of any such sale or other transaction have not been determined. The possibility also exists that certain Madge.web entities will be liquidated, rather than sold as going concerns. The Company believes that there is insufficient certainty with regard to the current situation of Madge.web and the impact of this on the overall financial position of the Company (which is a creditor of Madge.web, as well as a guarantor of certain Madge.web liabilities), to make it possible to finalize the financial statements in time to mail them to Shareholders sufficiently in advance of this Annual General Meeting.

In view of these developments, the Management Board is unable to submit the Annual Accounts for adoption by the shareholders. In case of special circumstances, Dutch law provides for an extension by the shareholders of the period to prepare and finalize the Annual Accounts for a maximum of six months. The Board believes that the current situation may be deemed to be such special circumstances, and consequently the Board proposes to the shareholders to vote upon an extension of the period to prepare the Annual Accounts by a period of six months. The Management Board will do its utmost in order to ensure that the Annual Accounts can be finalized as soon as the circumstances set out above will allow.

Although it is difficult at this stage to forecast when the Annual Accounts may be finalised, the Board has no current intention to use the full period of the extension. At this time the Company intends to file the Form 20-F with the Securities and Exchange Commission in the United States before the end of June 2001. Nonetheless, the Board deems it appropriate to seek the maximum flexibility legally allowed. As soon as the Annual Accounts have been finalized, the Board will call a Special General Meeting in order for the shareholders to vote upon the adoption of the Annual Accounts and will send a copy of the Form 20-F to its shareholders with notice of that meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS ITEM.

ITEM 3. APPOINTMENT OF AUDITORS. The Board has selected Ernst & Young as independent auditors to audit the financial statements of Madge for the year ending December 31, 2001. Ernst & Young has acted as the Company's worldwide auditors since 1989 and acted as the Company's Netherlands auditors since 1993. A representative of Ernst & Young will be present at the Annual General Meeting, will be given an opportunity to make a statement if he or she desires to do so, and will also be available to respond to appropriate questions.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS ITEM.

ITEM 4. DISCUSSION ON THE AFFAIRS OF THE COMPANY. Dutch law provides that a shareholders' meeting must be held if the Management Board believes that the equity of the company has fallen below an amount equal to half of the paid up capital, in order to discuss the appropriate measures at such meeting. Due to the likely provision in the Company's accounts for potential residual liabilities of Madge.web, and making certain assumptions about the level of realization of proceeds to the Company from the sale of Madge.web as a whole or in parts, it is probable that the Company's December 31, 2000 consolidated restated balance sheet will show a shareholders' deficit, which the Board believes is likely to cause the stand alone balance sheet of Madge Networks N.V. to show that its equity has fallen sufficiently to require such a discussion. Consequently the Board wants to use the opportunity to discuss the appropriate measures that the Company intends to take with the shareholders at this Annual General Meeting.

                          ANNUAL REPORT TO SHAREHOLDERS

Typically at the Annual General Meeting of Shareholders, the Company sends out its annual report on Form 20-F. This year for the reasons set our in Item 2 above, the Company is not in a position to do this. At this time the Company intends to file the Form 20-F with the Securities and Exchange Commission in the United States before the end of June 2001 and thereafter intends to call a further meeting of Shareholders, as set out in Item 2 above in order to seek approval of the Accounts and will send a copy of the Form 20-F to its shareholders with notice of that meeting.

                              SHAREHOLDER PROPOSALS

Madge will, in future Proxy Statements of the Board, include shareholder proposals required to be included under Netherlands law. In order for a proposal by a shareholder to be included in the Proxy Statement of the Board relating to the Annual General Meeting of Shareholders to be held in 2002, that proposal must be received in writing by the Management Board of Madge at the address set forth at the beginning of this Proxy Statement by no later than March 31, 2002. Any shareholder representing at least ten percent of the Company's issued capital may submit proposals for inclusion in

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

future Proxy Statements in accordance with Article 33 of the Company's Articles of Association and Section 110 of Book 2 of The Netherlands Civil Code.

By Order of the Management Board,




Christopher Bradley
Chief Financial Officer

June 1, 2001


YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO SIGN AND RETURN THE ACCOMPANYING PROXY CARD IN THE ACCOMPANYING ENVELOPE AS SOON AS POSSIBLE.

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


EXHIBIT A

                               MADGE NETWORKS N.V.

                         CHARTER OF THE AUDIT COMMITTEE

                              PURPOSE AND AUTHORITY

The Audit Committee for Madge Networks N.V. (the "Company") is appointed by the Company's Supervisory Board to assist the Supervisory Board in monitoring (i) the integrity of the financial statements of the Company, (ii) the compliance by the Company with legal and regulatory requirements and (iii) the independence and performance of the Company's internal and external auditors.

In discharging its oversight role, the Audit Committee is empowered to investigate any matter brought to its attention, and has the power to retain outside counsel, auditors or other experts for this purpose. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee and shall have full access to all records, facilities and personnel of the Company and the Supervisory Board.

In addition, the Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Supervisory Board from time to time prescribe.

                              COMMITTEE MEMBERSHIP

The Audit Committee members will be appointed by, and will serve at the discretion of, the Supervisory Board and will consist of at least three members of the Supervisory Board, each of whom:

1. Will be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement or must become able to do so within a reasonable time period after his or her appointment to the Audit Committee; and

2. At least one of whom will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a chief executive or financial officer or other senior officer with financial oversight responsibilities; and

3. Will be an independent director. However, if the Supervisory Board determines it to be in the best interests of the Company and its shareholders to have one director who is not an independent director, and the Supervisory Board discloses the reasons for the determination in the Company's next annual proxy statement or information statement subsequent to such determination, as well as the nature of the relationship between the Company and director, the Company may appoint one director who is not independent to the Audit Committee, so long as the director is not a current employee or officer, or an immediate family member of a current employee or officer of the Company.

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
                         DUTIES AND RESPONSIBILITIES

The Audit Committee shall:

1. Review on a continuing basis the adequacy of the Company's system of internal controls;

2. Review on a continuing basis the activities, organizational structure and qualifications of the Company's internal audit function;

3. Review the independent auditors' proposed audit scope, approach, and independence and obtain from the independent auditors assurance that
     Section 10A of the Securities Exchange Act of 1934 has not been implicated;

4. Conduct a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the independent auditors;

5. Evaluate, together with the Supervisory Board, the performance of the independent auditors, who shall be accountable to the Supervisory Board and the Audit Committee and, if deemed necessary by the Audit Committee, recommend that the Supervisory Board replace the independent auditors;

6.   Recommend the appointment of independent auditors to the Supervisory Board;

7.   Review fee arrangements with the independent auditors;

8. Review before release the audited financial statements and Management's Discussion and Analysis in the Company's annual report (or the Annual Report to Shareholders if distributed prior to the filing annual report) and review the matters required to be discussed by Statement of Auditing Standards ("SAS") No. 61 (copy attached as Schedule A);

9. Review with the independent auditors any problems or difficulties the auditors may have encountered, any management letter provided by the auditors, and the Company's response to that letter. Such review should include (i) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, (ii) any changes required in the planned scope of the internal audit and (iii) the internal audit department responsibilities, budget and staffing;

10. Review before release the unaudited quarterly operating results in the Company's quarterly earnings release;

11. Receive periodic reports from the independent auditors regarding their independence consistent with Independence Standards Board Standard 1, discuss such reports with them, and, if deemed necessary by the Audit Committee, take or recommend that the full Supervisory Board take appropriate action to oversee the independence of the independent auditors;

12. Oversee compliance with the requirements of the Securities and Exchange Commission for disclosure of independent auditors' services and Audit Committee members and activities;

13. Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures;

14. Obtain reports from management, the Company's senior internal auditing executive and the independent auditors that the Company's subsidiaries are in conformity with applicable legal requirements;

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

15. Review an analysis prepared by management and the independent auditors of significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements;

16. Review, in conjunction with counsel, any legal matters that could have a significant impact on the Company's financial statements;

17. Provide oversight and review of the Company's asset management policies, including an annual review of the Company's investment policies and performance for cash and short-term investments;

18. If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist;

19.  Review related party transactions for potential conflicts of interest;

20. Review the appointment of, and any replacement of, the senior internal auditing executive;

21. If required by law or regulations of the Securities and Exchange Commission, provide a report in the Company's proxy statement;

22. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Supervisory Board for approval; and

23.  Perform other oversight functions as requested by the full Supervisory
     Board.

In addition to the above responsibilities, the Audit Committee will undertake such other duties as the Supervisory Board delegates to it, and will report, at least annually, to the Supervisory Board regarding the Audit Committee's examinations and recommendations.

                                    MEETINGS

The Audit Committee will meet at least two times each year. The Audit Committee may establish its own schedule which it will provide to the Supervisory Board in advance. The Audit Committee will meet separately with the Chief Executive Officer and separately with the Chief Financial Officer of the Company at least annually to review the financial affairs of the Company. The Audit Committee will meet with the independent auditors of the Company, at such times as it deems appropriate, to review the independent auditors' examination and management report.

                                     MINUTES

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Supervisory Board.

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


SCHEDULE A

SAS NO. 61

                   AU 380 COMMUNICATION WITH AUDIT COMMITTEES

See section 9380 for interpretations of this section.

Effective for audits of financial statements for periods beginning on or after January 1, 1989, unless otherwise indicated.

AU 380.01         Communication With Audit Committees

         .01 This section establishes a requirement for the auditor to determine that certain matters related to the conduct of an audit are communicated to those who have responsibility for oversight of the financial reporting process. For purposes of this document, the recipient of the communications is referred to as the audit committee. The communications required by this section are applicable to (1) entities that either have an audit committee or that have otherwise formally designated oversight of the financial reporting process to a group equivalent to an audit committee (such as a finance committee or budget committee) and (2) all Securities and Exchange Commission (SEC) engagements.

AU 380.02         Communication With Audit Committees

         .02 This section requires the auditor to ensure that the audit committee receives additional information regarding the scope and results of the audit that may assist the audit committee in overseeing the financial reporting and disclosure process for which management is responsible. This section does not require communications with management; however, it does not preclude communications with management or other individuals within the entity who may, in the auditor's judgment, benefit from the communications.

AU 380.03         Communication With Audit Committees

         .03 The communications may be oral or written. If information is communicated orally, the auditor should document the communication by appropriate memoranda or notations in the working papers. When the auditor communicates in writing, the report should indicate that it is intended solely for the use of the audit committee or the board of directors and, if appropriate, management.

AU 380.04         Communication With Audit Committees

         .04 The communications specified by this section are incidental to the audit. Accordingly, they are not required to occur before the issuance of the auditor's report on the entity's financial statements so long as the communications occur on a timely basis. There may be occasions, however, when discussion of certain of the matters (specified by paragraphs .06 through .14 below) with the audit committee prior to the issuance of the report may, in the auditor's judgment, be desirable.

AU 380.05         Communication With Audit Committees

         .05 It may be appropriate for management to communicate to the audit committee certain of the matters specified in this section. In such circumstances, the auditor should be satisfied that such communications have, in fact, occurred. Generally, it is not necessary to repeat the communication of recurring matters each year. Periodically, however, the auditor should consider whether, because of changes in the audit committee or simply because of the passage of time, it is appropriate and timely to report such matters. Finally, this section is not intended to restrict the communication of other matters.

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

AU 380.06       Communication With Audit Committees

Matters to Be Communicated

The Auditor's Responsibility Under Generally Accepted Auditing Standards

         .06 An audit performed in accordance with generally accepted auditing standards may address many matters of interest to an audit committee. For example, an audit committee is usually interested in internal control and in whether the financial statements are free of material misstatement. In order for the audit committee to understand the nature of the assurance provided by an audit, the auditor should communicate the level of responsibility assumed for these matters under generally accepted auditing standards. It is also important for the audit committee to understand that an audit conducted in accordance with generally accepted auditing standards is designed to obtain reasonable, rather than absolute, assurance about the financial statements.

AU 380.07       Communication With Audit Committees

Significant Accounting Policies

         .07 The auditor should determine that the audit committee is informed about the initial selection of and changes in significant accounting policies or their application. The auditor should also determine that the audit committee is informed about the methods used to account for significant unusual transactions and the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus. For example, significant accounting issues may exist in areas such as revenue recognition, off-balance-sheet financing, and accounting for equity investments.

AU 380.08       Communication With Audit Committees

Management Judgments and Accounting Estimates

         .08 Accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. Those judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. The auditor should determine that the audit committee is informed about the process used by management in formulating particularly sensitive accounting estimates and about the basis for the auditor's conclusions regarding the reasonableness of those estimates.

AU 380.09       Communication With Audit Committees

Significant Audit Adjustments

         .09 The auditor should inform the audit committee about adjustments arising from the audit that could, in his judgment, either individually or in the aggregate, have a significant effect on the entity's financial reporting process. For purposes of this section, an audit adjustment, whether or not recorded by the entity, is a proposed correction of the financial statements that, in the auditor's judgment, may not have been detected except through the auditing procedures performed. Matters underlying adjustments proposed by the auditor but not recorded by the entity could potentially cause future financial statements to be materially misstated, even though the auditor has concluded that the adjustments are not material to the current financial statements.

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

AU 380.10       Communication With Audit Committees

Other Information in Documents Containing Audited Financial Statements

         .10 The audit committee often considers information prepared by management that accompanies the entity's financial statements. An example of information of this nature would be the "Management's Discussion and Analysis of Financial Condition and Results of Operations" that certain entities that file reports with the SEC are required to present in annual reports to shareholders.
Section 550, Other Information in Documents Containing Audited Financial Statements, establishes the auditor's responsibility for such information. The auditor should discuss with the audit committee his responsibility for other information in documents containing audited financial statements, any procedures performed, and the results.

AU 380.11       Communication With Audit Committees

Disagreements With Management

         .11 Disagreements with management may occasionally arise over the application of accounting principles to the entity's specific transactions and events and the basis for management's judgments about accounting estimates. Disagreements may also arise regarding the scope of the audit, disclosures to be included in the entity's financial statements, and the wording of the auditor's report. The auditor should discuss with the audit committee any disagreements with management, whether or not satisfactorily resolved, about matters that individually or in the aggregate could be significant to the entity's financial statements or the auditor's report. For purposes of this section, disagreements do not include differences of opinion based on incomplete facts or preliminary information that are later resolved.

AU 380.12       Communication With Audit Committees

Consultation With Other Accountants

         .12 In some cases, management may decide to consult with other accountants about auditing and accounting matters. When the auditor is aware that such consultation has occurred, he should discuss with the audit committee his views about significant matters that were the subject of such consultation.

AU 380.13       Communication With Audit Committees

Major Issues Discussed With Management Prior to Retention

         .13 The auditor should discuss with the audit committee any major issues that were discussed with management in connection with the initial or recurring retention of the auditor including, among other matters, any discussions regarding the application of accounting principles and auditing standards.

AU 380.14       Communication With Audit Committees

Difficulties Encountered in Performing the Audit

         .14 The auditor should inform the audit committee of any serious difficulties he encountered in dealing with management related to the performance of the audit. This may include, among other things, unreasonable delays by management in permitting the commencement of the audit or in

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

providing needed information, and whether the timetable set by management was unreasonable under the circumstances. Other matters that the auditor may encounter include the unavailability of client personnel and the failure of client personnel to complete client-prepared schedules on a timely basis. If the auditor considers these matters significant, he should inform the audit committee.

AU 380.15       COMMUNICATION WITH AUDIT COMMITTEES

Effective Date

         .15 This section is effective for audits of financial statements for periods beginning on or after January 1, 1989. Early application of the provisions of this section is permissible.

AU 9380     Communication With Audit Committees: Auditing Interpretations of
Section 380

Applicability of Section 380

         .01 Question - Section 380, Communication With Audit Committees, requires the auditor to determine that certain matters related to the conduct of an audit are communicated to those who have responsibility for oversight of the financial reporting process. Paragraph .01 indicates that the section is applicable to "(1) entities that either have an audit committee or that have otherwise formally designated oversight of the financial reporting process to a group equivalent to an audit committee (such as a finance committee or budget committee) and (2) all Securities and Exchange Commission (SEC) engagements."

AU 9380.02  Communication With Audit Committees: Auditing Interpretations of
Section 380

         .02 When a non-SEC client has no designated group equivalent to an audit committee with formal responsibility for the financial reporting process, does the auditor have a responsibility to communicate section 380- matters to the governing or oversight body or person(s)?

AU 9380.03  Communication With Audit Committees: Auditing Interpretations of
Section 380

         .03 Interpretation-No. If a governing or oversight body, such as a board of directors or a board of trustees, has not established an audit committee or formally designated a group with equivalent responsibility for the financial reporting process, the auditor is not required to make the communications. Similarly, the auditor has no responsibility to communicate section 380- matters if the client has no governing or oversight body (for example, a small owner-managed entity). However, the auditor is not precluded from communicating any or all matters described in section 380- in such cases.

[Issue Date: August, 1993.]

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